

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2019

Matt Lopez
Chief Financial Officer
Strategic Storage Trust IV, Inc.
10 Terrace Road
Ladera Ranch, CA 92694

      Re: Strategic Storage Trust IV, Inc.
          Form 10-Q for the quarterly period ended March 31, 2019
          Filed May 10, 2019
          File No. 000-55928

Dear Mr. Lopez:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Real Estate and
                       Commodities